Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

February 19, 2009

Fresenius Medical Care Reports Strong Fourth Quarter and Full Year 2008 Results; Projects continued growth in 2009

The Company reached all its financial targets, achieved record earnings and proposes its 12th consecutive annual dividend increase.

Summary Full Year 2008:

Net revenue		$10,612 million	+ 9%
Operating income (EBIT)		$1,672 million	+ 6%
Net income		$818 million	+14%
Earnings per share		$2.75	+ 13%

Dividend Proposal	Ordinary Share	€ 0.58	+ 7%
	Preference Share	€ 0.60	+ 7%

Summary Fourth Quarter 2008:

Net revenue	$2,722 million	+ 6%
Operating income (EBIT)	$433 million	+ 1%
Net income	$214 million	+ 9%
Earnings per share	$0.72	+ 8%

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Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Services and Products, today announced its results for the fourth quarter and full year of 2008.

Fourth Quarter 2008:

Revenue

Net revenue for the fourth quarter 2008 increased by 6% to $2,722 million (10% at constant currency) compared to the fourth quarter 2007. Organic revenue growth worldwide was 9%. Dialysis Services revenue grew by 7% to $1,984 million (9% at constant currency) in the fourth quarter of 2008. Dialysis Product revenue increased by 4% to $738 million (12% at constant currency) in the same period.

North American revenue increased by 9% to $1,852 million. Dialysis Services revenue grew by 7% to $1,633 million. Organic revenue growth was 6%. Average revenue per treatment for the U.S. clinics increased by 3% to $335 in the fourth quarter 2008 compared to $325 for the same quarter in 2007. The improvement in the revenue per treatment was primarily due to increased commercial revenue rates. Dialysis Product revenue increased by 22% to $220 million. This performance was led by increased sales of renal drugs, dialyzers and concentrates.

International revenue was $870 million, an increase of 1% (12% at constant currency) compared to the fourth quarter of 2007. Organic revenue growth of the international segment was 12%. Dialysis Services revenue reached $351 million, an increase of 6% (18% at constant currency). Dialysis Product revenue decreased by 3% to $518 million (an increase of 8% at constant currency), led by strong dialyzer and dialysis machine sales.

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Earnings

Operating income (EBIT) increased by 1% to $433 million compared to $428 million in the fourth quarter 2007. The operating margin decreased from 16.6% in the fourth quarter of 2007 to 15.9% in the fourth quarter of 2008. This margin decrease mainly reflected higher personnel expenses, start-up costs of new clinics, increased costs for the anticoagulant drug Heparin in North America, and, in addition unfavorable foreign currency effects in the International segment. The revenue growth, supported by increased reimbursement rates and a continued above market growth rate for renal products partially offset the margin decrease.

Net interest expense for the fourth quarter 2008 was $85 million compared to $90 million in the same quarter of 2007. This positive development was mainly due to decreased interest rates and the more favorable financing structure following the redemption of a portion of the high interest carrying Trust Preferred Securities.

Income tax expense was $124 million for the fourth quarter of 2008 compared to $135 million in the fourth quarter of 2007, reflecting effective tax rates of 35.5% and 39.8%, respectively. The decrease is mainly a result of German tax reform which became effective January 1, 2008.

Net income for the fourth quarter 2008 was $214 million, an increase of 9%.

Earnings per share (EPS) for the fourth quarter of 2008 rose by 8% to $0.72 per ordinary share compared to $0.67 for the fourth quarter of 2007. Earnings per ordinary American Depository Share (ADS) are equivalent as one ADS represents one share as a result of the change in ratio of the Company’s ordinary shares and preference shares to ADSs. The weighted average number of shares outstanding for the fourth quarter of 2008 was approximately 297.6 million shares compared to 296.3 million shares for the fourth quarter of 2007.

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Cash Flow

In the fourth quarter of 2008, the Company generated $301 million in cash from operations, representing approximately 11% of revenue. The cash flow generation was driven by our strong earnings partially offset by an increase in working capital.

A total of $181 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $120 million compared to $126 million in the fourth quarter 2007. A total of $88 million in cash was used for acquisitions, net of divestitures.

Full Year 2008:

Revenue and Earnings

Net revenue for 2008 was $10,612 million, up 9% from 2007. In constant currency net revenue rose by 8%. Organic growth was 7% in 2008. Dialysis Services revenue grew by 7% to $7,737 million (6% at constant currency) and Dialysis Product revenue increased by 15% to $2,875 million (11% at constant currency).

North American revenue increased by 5% to $7,005 million. Dialysis Services revenue grew by 4% to $6,247 million and Dialysis Product revenue rose by 15% to $758 million. International revenue was $3,607 million, an increase of 18% (13% at constant currency). Dialysis Services revenue reached $1,490 million, an increase of 23% (18% at constant currency). Dialysis Product revenue increased by 15% to $2,117 million (10% at constant currency).

Operating income (EBIT) increased by 6% to $1,672 million compared to $1,580 million in 2007, resulting in an operating margin of 15.8% compared to 16.3% for 2007. The margin reduction mainly reflected higher personnel expenses, and other operating and material costs, as well as lower utilization levels and reduced reimbursement rates for EPO and increased costs for the anticoagulant drug Heparin in North America. The margins were also influenced by a stronger growth of the dialysis services business in International coupled with start-up costs for new clinics and unfavorable currency effects. Both segments experienced higher depreciation expense in 2008 compared to 2007 as a result of the expansion of production capacities. These effects were partially offset by increases in commercial payor revenue rates, higher volumes of products sold and other operational improvements.

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Net interest expense for the full year 2008 was $336 million compared to $371 million in 2007. The reduction was mainly due to lower average interest rates associated with changes in our financing structure following the redemption of a portion of the high interest carrying Trust Preferred Securities.

Income tax expense increased to $489 million for the full year compared to $466 million in 2007 due to increased earnings. The effective tax rate for 2008 decreased to 36.6% from 38.5% for 2007 mainly due to a German corporate tax rate reduction which became effective January 1, 2008.

For the full year 2008, net income was $818 million, up 14% from 2007.

For the full year 2008, earnings per ordinary share rose by 13% to $2.75. The weighted average number of shares outstanding during 2008 was approximately 297.0 million.

Cash Flow

Cash from operations during 2008 was $1,016 million compared to $1,200 million for 2007, representing 10% of revenue. Cash Flow generation was carried by our strong earnings, partially offset by increases in the Days Sales Outstanding (DSO) and other working capital.

A total of $673 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for 2008 was $343 million compared to $657 million in 2007. A total of $218 million in cash was used for acquisitions, net of divestitures. Free Cash Flow after acquisitions for the full year 2008 was $125 million.

Please refer to the attachments for a complete overview on the fourth quarter and the full year of 2008 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

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Patients – Clinics – Treatments

As of December 31, 2008, Fresenius Medical Care treated 184,086 patients worldwide, which represents a 6% increase in patients compared to last year. North America provided dialysis treatments for 125,857 patients, an increase of 4%. Including 32 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 127,539. The International segment served 58,229 patients, an increase of 11% over last year.

As of December 31, 2008, the Company operated a total of 2,388 clinics worldwide. This is comprised of 1,686 clinics in North America (1,718 including managed clinics), an increase of 5%, and 702 clinics in the International segment, an increase of 10%.

Fresenius Medical Care delivered approximately 27.87 million dialysis treatments worldwide during 2008. This represents an increase of 5% year over year. North America accounted for 19.15 million treatments, an increase of 4%, and the International segment delivered 8.72 million treatments, an increase of 9% over last year.

Employees

As of December 31, 2008, Fresenius Medical Care had 64,666 employees (full-time equivalents) worldwide compared to 61,406 employees at the end of 2007.

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Dividend

The Company will continue to follow an earnings-driven dividend policy. For the twelfth consecutive year, shareholders can expect to receive an increased annual dividend for the fiscal year 2008. At the Annual General Meeting to be held on May 7, 2009, shareholders will be asked to approve a dividend of €0.58 per ordinary share, an increase of 7% from 2007 (€0.54).

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes and Amortization (EBITDA) decreased from 2.84 at the end of 2007 to 2.69 at the end of 2008.

Rating

There have been no rating changes in the fourth quarter 2008, Standard & Poor’s Ratings Services rates the Company’s corporate credit rating as ‘BB’ with a ‘negative’ outlook.

Moody’s rates the Company’s corporate credit rating as ‘Ba1’ with a ‘stable’ outlook.

Outlook for 2009

For the full year 2009, the Company expects to achieve revenue of more than $11.1 billion which is more than 8% growth in constant currency.

Net income is expected to be between $850 million and $890 million in 2009. It should be noted that the guidance provided for 2009 is significantly impacted by currency fluctuations and this guidance would be a 10% to 15% growth rate if calculated in constant currency.

The Company expects to spend $550 to $650 million on capital expenditures and $200 to $300 million on acquisitions. The debt/EBITDA ratio is expected to be below 2.7 by the end of 2009.

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Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are very pleased to have achieved another year of record results in 2008. With this performance we clearly achieved our guidance for 2008 and are proposing to deliver our twelfth consecutive dividend increase to our shareholders. In 2008 our company continued with investments in future growth by expanding the clinic network and production capacities as well as research and development activities. With this capacity and the continued strong demand for our high quality products and services, we expect 2009 to be another record year for the company.”

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the fourth quarter and the full year of 2008 on Thursday, February 19, 2009, at 3.15pm CET / 9.15am EST. The Company invites investors to view the live webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,770,000 individuals worldwide. Through its network of 2,388 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 184,086 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care Statement of Earnings	Three Months Ended December 31,			Twelve Months Ended December 31,

(in US-$ thousands, except share and per share data)	2008	2007	% Change	2008	2007	% Change

Net revenue
Dialysis Care	1,984,014	1,856,331	6.9%	7,737,498	7,213,000	7.3%
Dialysis Products	738,024	712,957	3.5%	2,874,825	2,507,314	14.7%
Total net revenue	2,722,038	2,569,288	5.9%	10,612,323	9,720,314	9.2%

Cost of revenue	1,781,754	1,673,172	6.5%	6,983,475	6,364,519	9.7%
Gross profit	940,284	896,116	4.9%	3,628,848	3,355,795	8.1%
Selling, general and administrative	487,497	445,469	9.4%	1,876,177	1,709,150	9.8%
Research and development	20,261	22,977	-11.8%	80,239	66,523	20.6%
Operating income (EBIT)	432,526	427,670	1.1%	1,672,432	1,580,122	5.8%

Interest income	(5,545)	(9,540)	-41.9%	(24,811)	(28,588)	-13.2%
Interest expense	90,278	99,268	-9.1%	361,553	399,635	-9.5%
Interest expense, net	84,733	89,728	-5.6%	336,742	371,047	-9.2%
Earnings before income taxes and minority interest	347,793	337,942	2.9%	1,335,690	1,209,075	10.5%
Income tax expense	123,521	134,555	-8.2%	489,142	465,652	5.0%
Minority interest	9,961	5,973		28,941	26,293
Net income	214,311	197,414	8.6%	817,607	717,130	14.0%

Operating income (EBIT)	432,526	427,670	1.1%	1,672,432	1,580,122	5.8%
Depreciation and amortization	108,910	103,468	5.3%	415,671	363,329	14.4%
EBITDA	541,436	531,138	1.9%	2,088,103	1,943,451	7.4%

Total bad debt expenses	55,664	49,235		213,586	201,998

Earnings per ordinary share	$0.72	$0.67	8.1%	$2.75	$2.43	13.5%
Earnings per ordinary ADS	$0.72	$0.67	8.1%	$2.75	$2.43	13.5%

Weighted average number of shares
Ordinary shares	293,837,985	292,545,441		293,233,477	291,929,141
Preference shares	3,809,989	3,772,720		3,795,248	3,739,470

Percentages of revenue
Cost of revenue	65.5%	65.1%		65.8%	65.5%
Gross profit	34.5%	34.9%		34.2%	34.5%
Selling, general and administrative	17.9%	17.3%		17.7%	17.6%
Research and development	0.7%	0.9%		0.8%	0.7%
Operating income (EBIT)	15.9%	16.6%		15.8%	16.3%
Interest expense, net	3.1%	3.5%		3.2%	3.8%
Earnings before income taxes and minority interest	12.8%	13.2%		12.6%	12.4%
Income tax expense	4.5%	5.2%		4.6%	4.8%
Minority interest	0.4%	0.2%		0.3%	0.3%
Net income	7.9%	7.7%		7.7%	7.4%

EBITDA	19.9%	20.7%		19.7%	20.0%

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Fresenius Medical Care Segment and Other Information	Three Months Ended December 31,			Twelve Months Ended December 31,

(in US-$ million)	2008	2007	% Change	2008	2007	% Change

Net revenue
North America	1,852	1,706	8.6%	7,005	6,663	5.1%
International	870	863	0.7%	3,607	3,057	18.0%
Total net revenue	2,722	2,569	5.9%	10,612	9,720	9.2%

Operating income (EBIT)
North America	310	304	2.1%	1,168	1,130	3.4%
International	154	159	-2.9%	616	544	13.2%
Corporate	(31)	(35)	-9.5%	(112)	(94)	19.0%
Total operating income (EBIT)	433	428	1.1%	1,672	1,580	5.8%

Operating income in percentage of revenue
North America	16.7%	17.8%		16.7%	17.0%
International	17.7%	18.4%		17.1%	17.8%
Total	15.9%	16.6%		15.8%	16.3%

Employees
Full-time equivalents				64,666	61,406

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Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended December 31,			Twelve Months Ended December 31,

(in US-$ million)	2008	2007	% Change	2008	2007	% Change

Segment information North America
Net revenue	1,852	1,706
Costs of revenue and research and development	1,229	1,141
Selling, general and administrative	313	261
Costs of revenue and operating expenses	1,542	1,402
Operating income (EBIT)	310	304

Percent of revenue	16.7%	17.8%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	371	310
less internal sales	-151	-130
Dialysis Products external sales	220	180
International
Dialysis Products revenue incl. internal sales	592	608
less internal sales	-74	-75
Dialysis Products external sales	518	533

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA				2,088	1,943
Interest expense, net				-337	-371
Income tax expense				-489	-466
Change in working capital and other non cash items				-246	94
Net cash provided by operating activities				1,016	1,200

Annualized EBITDA
Operating income (EBIT) last twelve months				1,672	1,580
Depreciation and amortization last twelve months				416	363
Non cash charges				44	41
Annualized EBITDA				2,132	1,984

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	December 31,	December 31,
Balance Sheet	(audited)	(audited)

(in US-$ million)	2008	2007

Assets
Current assets	4,212	3,859
Intangible assets	8,156	7,936
Other non-current assets	2,552	2,375
Total assets	14,920	14,170

Shareholders’ equity and liabilities
Current liabilities	3,145	3,026
Long-term liabilities	5,813	5,569
Shareholders’ equity	5,962	5,575
Total Shareholders’ equity and liabilities	14,920	14,170

Equity/assets ratio:	40%	39%

Debt
Short term borrowings and other financial liabilities	684	217
Short-term borrowings from related parties	1	2
Current portion of long-term debt and capital lease obligations	455	85
Current portion of Trust Preferred Securities	—	670
Long-term debt and capital lease obligations, less current portion	3,957	4,004
Trust Preferred Securities, less current portion	641	664
Total debt	5,738	5,642

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Fresenius Medical Care
Cash Flow Statement

Twelve Months Ended December 31,	2008	2007
(in US-$ million)

Operating activities
Net income	818	717
Depreciation / amortization	416	363
Change in working capital and other non cash items	(218)	120
Cash Flow from operating activities	1,016	1,200

Investing activities
Purchases of property, plant and equipment	(687)	(573)
Proceeds from sale of property, plant and equipment	14	30
Capital expenditures, net	(673)	(543)
Free Cash Flow	343	657

Acquisitions and investments, net of cash acquired and net purchases of intangible assets*	(277)	(263)
Proceeds from divestitures	59	29
Acquisitions, net of divestitures	(218)	(234)
Free Cash Flow after investing activities	125	423

Financing activities
Change in accounts receivable securitization program	454	(181)
Change in intercompany debt	(1)	(3)
Change in other debt	316	19
Redemption of Trust Preferred Securities	(678)	—
Proceeds from exercise of stock options	44	47
Cash paid for repurchase preferred stock	—	(8)
Distributions to minority interest	(39)	(27)
Dividends paid	(252)	(188)
Cash Flow from financing activities	(156)	(341)

Effects of exchange rates on cash	8	4
Net (de-)/increase in cash	(23)	86

Cash at beginning of period	245	159
Cash at end of period	222	245

*	including a loan to Fresenius SE of 50 US-$ million.

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue

Three months ended December 31,	2008	cc	2007	cc
(in US-$ thousands, except per-treatment revenue)

North America
Net revenue	1,852,470		1,705,741
Growth year-over-year	8.6%		2.9%

Dialysis Care	1,632,552		1,525,799
Growth year-over-year	7.0%		1.4%
U.S. per treatment	335		325
Per treatment	330		321
Sequential growth	0.5%		-0.6%
Growth year-over-year	2.9%		-1.3%

Dialysis Products
incl. internal sales	371,220		310,017
Growth year-over-year	19.7%		9.2%
External sales	219,918		179,942
Growth year-over-year	22.2%		17.5%

International
Net revenue	869,430		863,483
Growth year-over-year	0.7%	12.0%	24.4%	12.3%

Dialysis Care	351,461		330,532
Growth year-over-year	6.3%	18.1%	35.2%	22.2%
Per treatment	154	171	160	145
Sequential growth	-13.7%		4.4%
Growth year-over-year	-3.5%	7.2%	15.5%	4.4%

Dialysis Products
incl. internal sales	592,301		607,807
Growth year-over-year	-2.6%	8.7%	21.3%	9.3%
External sales	517,969		532,951
Growth year-over-year	-2.8%	8.2%	18.5%	7.0%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended December 31,	2008	2007

North America
Number of treatments	4,924,575	4,752,697
Treatments per day	61,557	59,409
Per day sequential growth	0.7%	0.3%
Per day year-over-year growth	3.6%	3.4%
Same market growth year-over-year	3.0%	3.0%

International
Number of treatments	2,276,487	2,066,472
Same market growth year-over-year	9.5%	6.2%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses

Three months ended December 31,	2008	2007

North America
Costs of revenue and operating expenses
Percent of revenue	83.3%	82.2%
Selling, general and administrative
Percent of revenue	16.9%	15.3%
Bad debt expenses
Percent of revenue	3.1%	2.7%
Dialysis Care operating expenses/Treatment (in US-$)	277	263
Sequential growth	1.2%	-2.0%
Growth year-over-year	5.5%	-1.7%

Total Group
Costs of revenue and operating expenses
Percent of revenue	84.1%	83.4%
Selling, general and administrative
Percent of revenue	17.9%	17.3%
Effective tax rate	35.5%	39.8%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended December 31,	2008	2007
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow	300,558	309,371
Percent of revenue	11.0%	12.0%

Free Cash Flow before acquisitions	119,570	125,823
Percent of revenue	4.4%	4.9%

Acquisitions and investments, net of divestitures	87,680	119,262

Capital expenditures, net	180,988	183,548
Percent of revenue	6.6%	7.1%

Maintenance	78,951	87,164
Percent of revenue	2.9%	3.4%

Growth	102,037	96,384
Percent of revenue	3.7%	3.8%

Number of de novos	28	17
North America	19	10
International	9	7

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet

Three months ended December 31,	2008	2007

Total Group
Debt (in US-$ million)	5,738	5,642
Debt/EBITDA	2.7	2.8

North America
Days sales outstanding	60	58

International
Days sales outstanding	107	104

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Fresenius Medical Care
Quarterly Performance Scorecard

Three months ended December 31,	2008	2007

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	95%	95%
Hemoglobin >= 11g/dl	73%	80%
Hemoglobin = 10-13g/dl	85%	80%
Albumin >= 3.5 g/dl 1)	80%	80%
Phosphate 3.5-5.5mg/dl	55%	52%
Hospitalization Days per patient 2) (12 months ending December 31)	10.5	9.9

Demographics
North America (U.S.)
Average age (yr)	62	62
Average time on dialysis (yr)	3.6	3.5
Average body weight (kg)	80	79
Prevalence of diabetes	53%	53%

1) International standard BCR CRM470
2) Hospitalization data without former RCG facilities

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